May 29, 2008

TO:	Unit Holders Of Realmark Property Investors Limited Partnerships II, V, and VI-A

SUBJECT:	General Partners’ Violation Of Federal Securities Laws And The Corresponding Delay In Sending You The Enclosed Offer To Purchase Units; Extension of Offer

Dear Unit Holder:

As some of you may be aware, we recently filed registered tender offers with the Securities and Exchange Commission for Realmark Property Investors Limited Partnerships II, V, and VI-A (the “Partnerships”).  Pursuant to SEC rules, we notified the general partner of the Partnerships of our Offers and asked him to mail the Offer to you or give us your address we could mail the Offers.  Under the SEC rules, Mr. Jayson was required to begin mailing the Offers or give us the list by May 9, 2008.  However, Mr. Jayson and his staff ignored the SEC rules.  They only agreed to mail the Offers after the Purchasers hired legal counsel and threatened to sue to force the Partnerships to comply with the SEC rules.  They finally told us, 19 days later, that they will mail the Offers.

The general partners’ flagrant disregard for the SEC rules causes us great concern.  We certainly hope that the general partners and the Partnerships are complying with other applicable SEC rules and required disclosures, although we have no reason other than this experience to believe they are not otherwise complying.

Because the Offers originally expired June 17, 2008, you would now not have very much time to analyze our Offers.  Thus, we are extending our Offers until July 4, 2008.  Of course, because the Offers have not been mailed, no one has yet tendered any units.

If you have any questions or need assistance, please call us at 800-854-8357.  This Offer expires (unless extended) July 4, 2008.

Sincerely,

Pat Patterson

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 4, 2008. So don’t delay. Fill out and mail in the Realmark Letter of Transmittal today so we can rush you a check.